Exhibit 12-41
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30
	2011	2010	2009	2008	2007	2006
(Millions of Dollars)
Earnings:
Pretax earnings	$303	$707	$604	$517	$466	$482
Fixed charges	152	328	348	324	319	299
Net earnings	$455	$1,035	$952	$841	$785	$781

Fixed Charges:
Interest expense	$143	$310	$325	$293	$294	$278
Adjustments	9	18	23	31	25	21
Fixed Charges	$152	$328	$348	$324	$319	$299

Ration of earnings to fixed charges	$2.99	$3.16	$2.74	$2.60	$2.46	$2.61